Exhibit 99.4

Phoenix New Media Limited

SINOLIGHT PLAZA Floor 16

No.4 Qiyang Road

Wangjing, Chaoyang District

Beijing, 100102

People’s Republic of China

PROXY STATEMENT

General

The board of directors of Phoenix New Media Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on May 22, 2013 at 3:00 p.m. Hong Kong time, or at any adjournment or postponement thereof (the “AGM”). The AGM will be held at No. 2-6, Dai King Street, Taipo Industrial Estate, Taipo, New Territories, Hong Kong.

This Proxy Statement can be accessed, free of charge, on the Investor Relations section of the Company’s website at http://ir.ifeng.com from April 15, 2013, and the Proxy Form is first being mailed to shareholders of the Company on or about April 23, 2013.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person attending the AGM and voting in person.

Record Date, Share Ownership and Quorum

Only shareholders of record at the close of business on April 15, 2013 are entitled to vote at the AGM. Our class A ordinary shares, par value $0.01 per share (“Class A Ordinary Shares”), that underlie American depositary shares (“ADSs”) are included for purposes of this determination. As of March 31, 2013, 616,838,389 of our ordinary shares, par value $0.01 per share (“Ordinary Shares”), were outstanding, including 317,325,360 class B ordinary shares and 299,513,029 Class A Ordinary Shares. Approximately 181,939,592 Class A Ordinary Shares were represented by ADSs held by Deutsche Bank Trust Company Americas.  Two shareholders entitled to vote and  present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares of the Company throughout  the AGM will constitute a quorum for all purposes.

Voting and Solicitation

Each Class A Ordinary Share in issue on the record date is entitled to one vote, and each class B ordinary share in issue on the record date is entitled to 1.3 votes. A resolution put to the vote at the AGM will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of the AGM, or (ii) any one shareholder present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the AGM.

Copies of solicitation materials will be furnished to all holders of ordinary shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/ her discretion, as he/ she will on any other matters that may properly come before the AGM. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of ADSs

We have requested Deutsche Bank Trust Company Americas, as depositary of the ADSs, to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, Deutsche Bank Trust Company Americas will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with such voting instructions. Under the terms of the deposit agreement, Deutsche Bank Trust Company Americas will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described two paragraphs below.  As the holder of record for all the Class A Ordinary Shares represented by the ADSs, only Deutsche Bank Trust Company Americas may vote those Class A Ordinary Shares at the AGM.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the notice described above with sufficient time to enable such holder to return any voting instructions to Deutsche Bank Trust Company Americas in a timely manner, in which case the Class A Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If (i) the enclosed ADR Voting Instruction Card is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Deutsche Bank Trust Company Americas from a holder of ADSs by 3:00 p.m. (New York City time), May 16, 2013, Deutsche Bank Trust Company Americas will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the AGM to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors, unless the Company has informed Deutsche Bank Trust Company Americas that such proxy should not be given, in accordance with the terms of the deposit agreement.

PROPOSAL 1:

APPROVAL AND ADOPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

The board of directors proposes to receive the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2012.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012.

PROPOSAL 2:

RATIFICATION AND APPROVAL OF APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013

The audit committee proposes to ratify and approve the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ending December 31, 2013.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION AND APPROVAL OF APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.

PROPOSAL 3:

AUTHORIZATION OF THE BOARD TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITOR

The board of directors proposes to authorize the board to fix the remuneration of the Company’s independent auditor.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF THE BOARD TO FIX THE REMUNERATION OF THE COMPANY’S INDEPENDENT AUDITOR.

PROPOSAL 4:

RE-ELECTION OF KA KEUNG YEUNG AS DIRECTOR OF THE COMPANY

According to article 87 of the Company’s articles of association, at each annual general meeting one-third of the directors of the Company for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation, provided that the chairman of our board of directors and/or the executive directors shall not, while they hold such office, be subject to retirement by rotation or be taken into account in determining the number of directors of the Company to retire in each year.  In addition to any director who wishes to retire, if any, the director(s) to retire shall be those who have been longest in office since their last re-election or appointment and such director(s) shall be eligible for re-election.

As of the date of the AGM, the Company has seven directors, including a chairman and two executive officers.  Daguang He, the longest in office among the remaining four directors, retired and offered himself for re-election and was re-elected by our shareholders at our 2012 annual general meeting.  The three other non-chairman and non-executive directors each became directors on the same date, May 11, 2010. Ka Keung Yeung wishes to offer himself for re-election.  Accordingly, one director, Ka Keung Yeung, shall retire this year, and he is eligible for re-election.

The board proposes to re-elect Ka Keung Yeung as director of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF KA KEUNG YEUNG AS DIRECTOR OF THE COMPANY.

PROPOSAL 5:

APPROVAL OF GRANT OF OPTIONS TO MR. SHUANG LIU, DIRECTOR AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

In consideration for his services to the Company, the compensation committee of the board of directors has approved, subject to approvals of the shareholders of each of the Company and Phoenix Satellite Television Holdings Limited (the Company’s indirect parent company), the offer of a grant of options to Mr. Shuang Liu, director and chief executive officer of the Company, pursuant to the Company’s 2008 share option plan to subscribe for an aggregate of up to 6,800,000  Class A Ordinary Shares, with the offer date being the later of the date of approval of the shareholders of Phoenix TV or that of the shareholders of the Company and the exercise price calculated by reference to the average daily closing price per Class A Ordinary Share during the 6-month period prior to the date of grant (subject to any adjustments in accordance with the rules of the Company’s 2008 ) (the “Offer”) .

The approvals of the shareholders of each of the Company and Phoenix TV are needed because pursuant to Sections 4.3 and 4.4 of the Company’s 2008 share option plan, the Company may only grant options to an eligible person (as defined in the plan) that exceed 1% of the Ordinary Shares outstanding during any 12-month period if, among other things, such grant obtains such approvals.  The Offer would result in the total number of Class A Ordinary Shares underlying options granted to Mr. Shuang Liu during the 12-month period up to and including the date of the Offer exceeding 1% of the total Ordinary Shares outstanding as at the proposed date of the Offer.

Approval of the Grant by the shareholders of the Company would be subject to the approval of the shareholders of Phoenix TV.

The board of directors proposes to approve the Offer.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE OFFER.

PROPOSAL 6:

AUTHORIZATION OF THE DIRECTORS AND OFFICERS OF THE COMPANY

The board of directors proposes to authorize the each of the directors or officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF EACH OF THE DIRECTORS OR OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Shuang Liu
Shuang Liu
Chief Executive Officer and Director

Dated: April 15, 2013